EPOLIN, INC.
                       358-364 Adams Street
                     Newark, New Jersey 07105
                       TEL: (973) 465-9495
                       FAX: (973) 465-5353



VIA EDGAR

February 25, 2011

Jeffrey Gordon
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:  Epolin, Inc.
     Form 10-K for the Fiscal Year ended February 28, 2010
     Forms 10-Q for the Fiscal Quarters ended May 31, 2010,
     August 31, 2010 and November 30, 2010
     File No. 0-17741

Dear Mr. Gordon:

This letter is in response to the comments contained in the Staff's letter (the "Comment Letter") dated February 17, 2011 to Epolin, Inc. (the "Company"). The responses below correspond to the numbered comments contained in the Comment Letter. References in this letter to "we", "our" or "us" refer to the Company.


             FORM 10-K FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2010
             -----------------------------------------------------

General
-------

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

COMPANY RESPONSE: This will confirm that where a comment below requests additional disclosures or other revisions to be made, our supplemental responses below will show what the revisions will look like in future filings.



Consolidated Financial Statements
---------------------------------
Note N   Fair Value Measurements, page 22
-----------------------------------------

2. We note your response to comment five from our letter dated January 14, 2011. Please show us how you will revise your future filings to disclose the inputs and valuation techniques used to measure fair value and discuss any changes in valuation techniques during the period. Please refer to ASC 820-10-50-2(e).

COMPANY RESPONSE: Future filings will be revised to reflect such additional information requested similar to the following supplemental response with respect to the period ended February 28, 2010:

In September 2006, the FASB issued ASC Topic 820 Fair Value Measurements and Disclosures (formerly Statement of Financial Accounting Standard No. 157 Fair Value Measurements). ASC Topic 820 provides enhanced guidance for using fair value to measure assets and liabilities. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants in the market in which the reporting entity transacts its business. ASC Topic 820 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. Effective July 1, 2008, the Company adopted the provisions of ASC Topic 820 as it relates to financial assets and financial liabilities. The adoption of ASC Topic 820 did not have a material effect on our results of operations, financial position or liquidity.

All financial assets that are measured at fair value on a recurring basis (at least annually) have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. These assets measured at fair value on a recurring basis as of February 28, 2010 are summarized below:


                                 Carrying
                                 Amount         Level 1        Level 2
                                 --------       -------        -------
Assets:
-------
Cash and cash equivalents        $1,908,752    1,908,752           -
Other assets:
  Cash value - life insurance       188,641      188,641           -
                                    -------      -------         ------
Total assets at fair value       $2,097,393    2,097,393           -
                                 ==========    =========       ========

Liabilities:
------------
Deferred compensation            $  195,082        -            195,082
                                 ==========    =========        =======


In accordance with ASC Topic 820, the Company measures its cash and cash
equivalents and cash value   life insurance at fair value, and they are
classified within Level 1 since there is an active, readily tradable market value based on quoted prices. The Company based its estimates on such prices (Level 1 pricing) as of February 28, 2010, or the measurement date. Active markets are those in which transactions occur in significant frequency and volume to provide pricing information on an on-going basis. Since valuations are based on quoted prices that are readily and regularly available in an active market, the valuation of these items does not entail a significant degree of judgment. The fair value of the deferred compensation was determined based on the face value of the debt calculated on a discounted cash flow analysis.



                 FORM 10-Q FOR THE PERIOD ENDED NOVEMBER 30, 2010
                 ------------------------------------------------

Consolidated Financial Statements
---------------------------------
Note M   Commitments and Contingencies, page 21
-----------------------------------------------

3. You disclose on page 21 that you have accrued a liability for the Simplified Employee Pension Plan of $284,955. However, this amount is not consistent with the prior period adjustment of $263,067 you disclose on page 23 or the $292,270 contribution liability disclosed on page 19 as of November 30, 2010. Please tell us the reasons for the differences in the amounts presented and revise your future filings to clarify. To the extent that these differences are attributable to taxes, penalties or interest related to your contribution, please revise your future filings to explain the circumstances under which these items are assessed and disclose when you plan to pay the required contribution in full.

COMPANY RESPONSE: Our accrued liability ($284,955) to our former Simplified Employee Pension Plan was derived from our testing of the Plan for all years it was in effect (through and including 2010). The prior period adjustment ($263,067) represents the portion of the accrued liability for the years ended
2008.   For the years ended 2009 and the short year ended 2010 for the Plan, we included the corrective contributions in the current year's financial statements as they were part of routine plan corrections to be made on an annual basis and not subject to Internal Revenue penalties and interest. Therefore, the difference in the prior period adjustment ($263,067) and the accrued liability ($284,955) was the current year's expense in the financial statements.

The $292,270 contribution liability disclosed on page 19 as of November 30, 2010 represents the accrued liability to our former Simplified Employee Pension Plan of $284,955 plus the accrued contribution for our new 401K Plan adopted in 2010 for the nine months ended November 30, 2010. This is described in Note H on page 15.



Note P   Prior Period Adjustment, page 23
-----------------------------------------

4. We have reviewed your response to prior comment nine from our letter dated January 14, 2011. SAB Topic 1:M notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors. Please provide your materiality analysis under SAB Topic 1:M explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB Topic 1:M and any other relevant qualitative factors. Refer to SAB Topic 1:N for additional guidance.

COMPANY RESPONSE: Our prior period adjustment resulting from the compliance testing of our Simplified Employee Pension Plan for the periods 1997 through 2008 resulted in an additional expense ranging from $1,000 to $21,000 for the twelve years tested. This would result in a change in net income in our financial statements of approximately .1 percent to 2 percent. We believe these amounts to be immaterial on both a quantitative and qualitative basis as pertaining to each period taken as a whole, which we believe would not lead to misrepresentation of earnings and would not cause a user of such financial statements to be misled. As such, we also addressed the impracticality of revising all periods involved in the prior period financial statements and concluded the prior period adjustment to the Company's retained earnings was the proper presentation to the financial statements.


Thank you for your attention to this matter. Please direct any questions or requests for clarification of matters addressed in this letter to the undersigned, or to our counsel, David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

EPOLIN, INC.

/s/ James Ivchenko
James Ivchenko
President